VALENCE AGREES TO EXCHANGE PREFERRED STOCK AND SELL $7.5 MILLION
                                OF COMMON STOCK


AUSTIN, TX, NOVEMBER 30, 2004 - Valence Technology, Inc. (Nasdaq: VLNC), a leader in the development and commercialization of Saphion(R) technology, the only safe large format Lithium-ion rechargeable battery technology, today announced it has agreed to exchange its Series C Convertible Preferred Stock for two new classes of Preferred Stock and agreed to terms for the sale of $7.5 million of common stock.

The Series C Preferred Stock outstanding, representing $8.6 million of principal, will be exchanged for $4.3 million of Series C-1 and $4.3 million of Series C-2 Preferred Stock. Both new series of preferred stock will be convertible into common stock at $4.00 per share, will carry a 2% annual dividend rate, payable quarterly in cash or shares of common stock, and mature on December 15, 2005. The new series of preferred stock will be identical in all other respects except that the holder of the Series C-2 Preferred Stock will have the right to require the Company to redeem the Series C-2 Preferred Stock at any time during the 30 days following June 15, 2005 and September 15, 2005. The Company will not receive any proceeds from this exchange.

The company also agreed to sell approximately 2.5 million shares in a new issuance of common stock at a price of $3.03 per share. The common stock will be issued pursuant to the Company's existing shelf-registration statement. The company expects to raise net proceeds of approximately $7.0 million. No warrants will be issued as part of this transaction. Proceeds from the financing will be used for working capital and general corporate purposes.

A.G. Edwards served as placement agent in these transactions.

"The willingness of our preferred stockholder to extend the maturity of the preferred stock is a strong vote of confidence in the company," said Stephan Godevais, CEO and President, Valence Technology. "We are pleased to count them among the supporters of our long-term business strategy."

ABOUT VALENCE TECHNOLOGY, INC.

Valence is a leader in the development and commercialization of Saphion(R) technology, the only safe large format Lithium-ion rechargeable battery technology. Valence holds an extensive, worldwide portfolio of issued and pending patents relating to its Saphion(R) technology and Lithium-ion rechargeable batteries. The company has facilities in Austin, Texas, Henderson, Nevada and Suzhou, China. Valence is traded on the NASDAQ SmallCap Market under the symbol VLNC and can be found on the Internet at www.valence.com.

FORWARD-LOOKING STATEMENT

The information contained herein includes "forward-looking statements." The company cautions readers not to put undue reliance on forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described herein, for the reasons, among others, discussed in our reports filed with the Securities and Exchange Commission.


MEDIA CONTACT                                INVESTOR CONTACT

Lois Paul Partners, LLC                      Valence Technology, Inc.
Daphne Kent                                  Kimberly Allen
daphne_kent@lpp.com                          kimberly.allen@valence.com
(512) 638-5305                               (512) 527-2921



                                      # # #